UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

CIBER, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

17163B102

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17163B102

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Bobby G. Stevenson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
Not applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,755,941*	See footnote 1

	6.	Shared Voting Power 360,000*	See footnote 1

	7.	Sole Dispositive Power 5,755,941*	See footnote 1

	8.	Shared Dispositive Power 360,000*	See footnote 1

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
	6,115,941*		See footnote 1

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
	8.21%		See footnote 2

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer CIBER, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 6363 S. Fiddler’s Green Circle, Suite 1400, Greenwood Village, CO 80111

Item 2.
	(a)	Name of Person Filing Bobby G. Stevenson
	(b)	Address of Principal Business Office or, if none, Residence 5251 DTC Parkway, Suite 285, Greenwood Village, CO 80111
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock, par value $.01 per share
	(e)	CUSIP Number 17163B102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 6,115,941 See footnote 1
(b) Percent of class: 8.21% See footnote 2
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 5,755,941 See footnote 1
(ii) Shared power to vote or to direct the vote 360,000 See footnote 1
(iii) Sole power to dispose or to direct the disposition of 5,755,941 See footnote 1
(iv) Shared power to dispose or to direct the disposition of 360,000 See footnote 1

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

(1) Includes shares held by the 1989 Bobby G. Stevenson Revocable Trust and the Bobby G. Stevenson Revocable Trust totaling 5,592,368 common shares, of which trusts, Mr. Stevenson is the Settlor, Trustee and Beneficiary; 8,036 shares held directly by Mr. Stevenson; 360,000 shares of Common Stock held by the Dixie Foundation, whose four directors include Mr. Stevenson, his wife and daughter; 117,537 shares of common stock held in his IRA account and 38,000 options excisable within 60 days of December 31, 2011. Excludes 300,000 shares of Common Stock held by the Irrevocable First Stevenson Charitable Remainder Unitrust, of which shares Mr. Stevenson disclaims Beneficial Ownership.

(2) Based on 74,487,322 shares of Common Stock outstanding as of December 31, 2011.

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2012
Date

/s/ Bobby G. Stevenson
Signature
Bobby G. Stevenson

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).